Room 4561
Via fax (585) 325-2977

August 13, 2008

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, NY 14614

> **Re:** **Document Security Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File no. 1-32146**

Dear Mr. White:

We have reviewed your response to your letter dated July 25, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 11, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 5. Intangible Assets, page F-11

1.   We note your response to prior comment 2 where you indicate that the decision to capitalize the Company's patent defense costs was based on the assumption that the patent infringement lawsuit against the ECB will ultimately be successful. Please explain further the following regarding your assessment of success:
- Describe, in detail, specific compelling evidence you relied on at the outset of your infringement case to support your assertion that it is probable the Company will prevail in that case.
- Tell us how you applied this evidence when you <u>initially</u> began deferring the patent defense costs <u>and</u> how you concluded on a continuing basis that success of the infringement case was probable. Describe any material

changes in circumstances, assumptions, or factors considered throughout the process and their impact on your probability assessment.

- Explain further how the Company determined that victories on the validity trials in certain jurisdictions are "strong indicators" that you will be successful in the infringement case and how you determined the probability of such success. Further tell us how your analysis for probability of success is impacted when you lose the validity cases in other jurisdictions.
- Clarify when the infringement trial will begin and confirm that this case will be tried in only one court (e.g., the Court of First Instance).

2. In your response letter dated June 20, 2008 (comment 3) the Company indicates that your discussion of probability factors in your letter dated May 9, 2008 was in the context of the methodology used to test for impairment. We refer you to your statement, "It is the Company's basic premise that <u>when an infringement case</u> has reached the trial stage, then the <u>probability of a win in such case</u> will be 50%.
    - It is still unclear why the probability factors included in your impairment analysis would differ from your assessment regarding the probability of success in the infringement litigation. Please explain.
    - Explain how these probability factors were used in your impairment analysis. In this regard, we note your calculations of the potential proceeds to be received in the ECB litigation in your response to our prior comment 2; however, there does not appear to be any probability notion factored into your calculations. Please explain.

3. Describe the nature of the future cash flow stream the Company reasonably expects to generate, if any, assuming it's victorious in the infringement litigation. That is, does the Company expect the ECB to enter into a long-term license for the patented technology, and if so, what's the basis for that expectation? What factors would affect the amount of such a cash flow stream?

4. We note your response to prior comment 4 in your letter dated June 20, 2008 where you indicate that the UK trial incurred the bulk of the legal expense for the development of the core legal arguments that are used throughout the cases in all of the other jurisdictions. You refer to your "unified asset" approach, based on a view that the Company is building a cumulative knowledge base throughout the various validity trials. However, it would seem that you have incurred costs that are specifically related to litigating in a particular jurisdiction, such as, for example, researching jurisdictional case law, preparing briefs, and filing motions uniquely jurisdictional that do not clearly benefit defense actions in other jurisdictions.
    - Explain to us why the cost of defense efforts incurred in connection with any lost validity case that does not clearly benefit future validity cases should not

be written off. If such an amount cannot be reliably measured, explain why the entire amount associated with a lost validity case should not be written off.

- If you continue to believe the incurred costs do directly benefit future validity cases, provide us evidence supporting that belief and the related amount.

5. Please tell us whether you consulted with the Company's independent auditors when responding to the Staff's comments regarding capitalized defense costs and explain whether or not they concur with all of the views expressed in the Company's response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at 202-551-3481, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief